UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2020

Maryland (State or other jurisdiction of incorporation or organization)	82-2026337 (I.R.S. Employer Identification No.)
1306 MONTE VISTA AVE., NO. 5 UPLAND, CA (Address of principal executive offices)	91786 (Zip Code)

(909-437-8390)

Registrant's telephone number, including area code

COMMON SHARES

(Title of each class of securities issued pursuant to Regulation A)

This Semi Annual Report as filed on Form 1-SA contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on Form 1-A dated October 24, 2019, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1 -  Management's Discussion and Analysis of Financial Condition and Results of Operations

Background

RAD Diversified REIT, Inc. was formed as of May 11, 2017 as a Maryland corporation, and intends to elect taxation as a REIT for federal income tax purposes.  The Company's objective is to acquire and then reposition (if required), renovate (if required), lease and manage income-producing single family residential, multi-family residential, and mixed use residential-commercial properties across primary and secondary markets throughout the United States.  Initially, we will concentrate on acquiring a portfolio of properties in Pennsylvania, Texas, California and Florida, where the principals of our Manager have significant investing and property management experience.

The Company's primary intent is to purchase single-family residential, multi-family residential, and mixed use residential-commercial properties at below-market-price. Below-market-price purchases may be made at foreclosure auctions, Real-Estate-Owned ("REO") property sales, and tax-deed auctions. Our investments in real property are referred to as "Investments".

The Company researches available properties to identify suitable investments and attend tax-deed auctions in various locations. The Company purchases suitable properties and receives a tax-deed from the Tax Collector. As such, The Company typically purchases properties at these auctions for significantly less than their full market value because the back taxes will usually be less than the full market value of the property.

The Company rehabilitates properties to livable and safe conditions during redemption periods.  During the redemption period, the former owner of the property can "redeem" / get back the property by paying the Company the back taxes, any associated fees, interest penalty, renovation costs, eviction, or standard property management fees. This means that, should the former owner redeem the property, the Company reclaims the purchase price, rehabilitation costs, associated fees, interest penalty, property management fees, insurance paid, and any other directly related property fees.

Operating Results

The Company began operations only a few months before the world was shrouded in a global pandemic. During the last quarter of 2019, the Company raised capital and began acquiring real estate. As January 2020 rolled into March 2020, the Company continued to raise money. Additional rental properties came online because management chose to invest raised capital by purchasing properties that were already occupied by good-paying tenants. Thanks to quick action in the form of coronavirus ("Covid") relief by the US and state governments, tenants continued to make their rent payments to the Company.

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Management became slightly concerned as the economy in the United States began to "shut down". Even though it quickly became apparent that government coronavirus relief would support the rental market, the Company's management believed it was necessary to provide prospective and current investors with the ability to withdraw their funds from the REIT. The Company's board of directors ("BOD") considered many options and settled on a financially viable solution intended to promote continued investment in its REIT. In furtherance of this objective, the Company's BOD declared a minimum distribution during the remainder of the 2020 fiscal year. The declared minimum distribution achieved its intended purpose and allowed the Company to continue raising money despite growing uncertainty in the US economy. For further description, see "Declaration of Distributions", below.

As reported in our year-end report for 2019, the Company dedicated $153,000 as deposits on additional real estate.  These acquisitions have been consummated. In the first and second quarters of 2020, the Company purchased additional properties using the deposits made in 2019 augmented with an additional $92,000 of its cash-on-hand. These and prior acquisitions are enumerated in the table below, which is entitled "Real Estate Holdings End of 2Q2020". Thus far, the Company has been able to acquire real estate for a total purchase price $1,016,740. The "as is" fair market value for these properties is estimated at $1,466,500. Accordingly, the Company has to its credit approximately $450,000 in unrealized gains. The company also purchased a property at auction for $79,000 and immediately resold it for $84,925.25 to yield a gross profit of $5,925.25.

Real Estate Holdings End of 2Q2020

PROPERTY	ACQUISITION PRICE	CURRENT ANNUAL REVENUE	PROJECTED ANNUAL REVENUE
2627 23RD ST	$ 17,000	$ 10,200
2000 S SALFORD	$ 192,740	$ 26,400
6408 CARLTON	$ 43,000		$ 14,400
6661 CORNELIUS	$ 115,000	$ 12,000
0 FM 1960 RD WEST(1)	$ 20,000
2120 SPENCER	$ 130,000	$ 19,800
2737 EYRE	$ 40,000	$ 6,600
4243 LEIDY	$ 40,000		$ 9,600
4509 20TH	$ 50,000		$ 9,600
5056 SUMMER ST	$ 50,000		$ 9,600
1318 BURNWOOD	$ 60,000		$ 14,400
917 ALMOND ST	$ 180,000	$ 19,200

(1)    0 FM 1960 RD WEST is a vacant lot that was purchased for speculation.

Liquidity and Capital Resources

As indicated on the balance sheet presented below, the Company, despite the ongoing pandemic, has achieved moderate success through its fundraising campaigns. The Company now has $45,229.05 in cash. The company also has $4,665,572.85 in short-term notes receivable, which the Company intends to redeem at the end of its 2020 fiscal year. These short-term notes receivable will be used to acquire real estate assets from three independent real estate holding funds, which are managed by the Company's Manager.

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It should be appreciated that the short-term notes receivable were received from DHI Fund, LP, DHI Hodings, LP and DDH Fund, LP as part of a two-stage process to acquire property using the Company's own stock. From that perspective, even though the notes receivable will be used to acquire real estate from these three funds. These notes also have a specific cash value. Should the Company need additional cash, the Company may decide to sell these notes receivable at a discount. For additional information on the two-stage process, please refer to Item 2, "Acquisition of Properties from Real Estate Holding Partnerships".

Trend Information

Using new money raised through the Company's current offering, the Company continues to purchase real estate. Because of the lockdown, the usual venues for acquiring real estate, those being live, real estate tax-deed auctions, were not operating at full capacity. As a result, the Company could not acquire real estate as quickly as it was raising money. Although this sounds like a good problem, it actually represents stagnation with respect to generating revenue.

Accordingly, the Company consulted with its Manager and concluded that certain properties, which are owned by separate and distinct real estate funds managed by the Company's Manager, were financially healthy and would make excellent additions to the Company's real estate holdings. On February 2, 2020, international travel was restricted in order to arrest escalation of coronavirus infections in the United States. This was a critical signal that caused the Company to begin a two-stage process to acquire real estate from these three funds.

Although Covid is wreaking havoc with our nation's economy, the Company has not felt any appreciable impact on cash-flow as a result of nationwide shelter-in-place orders. Because the Company invests mainly in residential real estate targeted at middle and lower income families, its tenants are able to make rent payments because of stimulus measures affected by federal and state governments.

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Item 2. Other Information

Use of Company Stock to Acquire Real Estate

Initially, the Company had no intention to use its own shares for purchasing real estate. However, in light of the Covid pandemic, the Company believes it is appropriate to acquire real estate using its own company stock because individuals were less likely to invest in a REIT during nationwide lockdowns. Because the Company's Manager also manages three separate and distinct real estate investment funds, it seems appropriate and prudent to acquire properties from these real estate investment funds. These three funds include DHI Fund, LP ("DHIF"), DHI Hodings, LP ("DHIH") and DDH Fund, LP ("DDHF").

On February 2, 2020, the Company sold shares to each of the three funds. The Company received a note in exchange for the shares issued to each of these three funds. In turn, each fund will use these shares to buy back its own equity from the various limited partners participating in each fund. As a result of the first step of these transactions, the Company now holds notes payable from each of the funds for the shares that were purchased by those funds. Exhibits 16A - 16C, inclusive, present the three notes, which the Company holds as current assets. The distribution of shares is being held in abeyance until the notes are satisfied.

During the second half of the fiscal year, the Company intends to purchase real estate from each of the funds using the debt owed to the Company by each respective fund. Accordingly, the notes are in essence a bridge loan to effect the transition of property from each fund into RAD Diversified REIT, Inc.  Once all properties are recorded in the name of RAD Diversified REIT, Inc., the debt owed by each fund will be extinguished. Any interest due to the company will also be duly paid.

Acquisition of Properties from Real Estate Holding Partnerships

In order to acquire properties from DHIF, DHIH, and DDHF, the Company's Board of Directors established a policy whereby the Company could use its own stock to acquire real estate. Accordingly, the Company set out, and is in the process of acquiring numerous properties from these other real estate investment funds.

As already disclosed in our offering circular, the Company's manager manages three real estate investment funds including: a) DDH Fund, LP; b) DHI Fund, LP; and c) DHI Holdings, LP. Each of these individual real estate holding companies is managed by the Company's Manager. Each of these limited partnerships includes a general partner and numerous limited partners. In order to acquire real properties from each of these funds, the Company's Manager contacted the various limited partners in order to ascertain the possibility of acquiring the bulk of each funds' real estate holdings.

Based on discussions with the limited partners, a vast majority of those investors holding equity in these three funds indicated they would appreciate an immediate exit. These investors had realized returns on their original investments. But in the light of the Covid pandemic, these investors expressed interest in redeeming their investments according to their limited partnership agreements. Substantially all of these limited partners indicated that they would accept the Company's stock in exchange for their equity holdings in each respective fund.

Because the stakeholders in each of DHIF, DHIH, and DDHF wanted to acquire shares in the Company, the Company allowed each fund to purchase a block quantity of shares on February 2, 2020. The Company entered into contracts with each of these funds for the purpose of selling shares to these funds and enumerating real estate to be purchased by the Company.

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The Company sold shares to each fund on February 2, 2010 in exchange for unsecured notes, which is allowed under Maryland law. The notes in turn will be used to acquire real estate from these funds. These contracts are attached as Exhibits 16A, 16B and 16C.

Resignation of CFO, Amy Vaughn

On April 9, 2020, the Company received a formal resignation from its CFO, Amy Vaughn.  Amy Vaughn will no longer serve as the chief financial officer ("CFO") for RAD Diversified REIT, Inc. Since an informal notice received on February 27, 2020, Brandon Mendenhall has been serving as interim CFO. A replacement has not yet been identified.  Amy Vaughn continues to serve on the Company's Board of Directors.

Declaration of Distributions

On March 31, 2020 and in light of the ongoing coronavirus pandemic, the Company's Board of Directors prospectively declared a quarterly distribution of 1.25% of its total capitalization through the last quarter of 2020.  In the event that profits during 2020 are not sufficient to support the distribution, the distributions will still be made and any shortfall will be declared a return of shareholder capital during fiscal year 2020.  These distributions will be made on all outstanding stock up to $10,000,000 in total capitalization. The distributions shall be made for fiscal quarters April 1 - June 30, 2020, July 31 - September 30, 2020, and October 31 - December 31, 2020. This shall be known as the "distribution period".

Also on March 31, 2020, the Board of Directors agreed not to exceed a total capitalization of $10,000,000 during the distribution period. The Board of Directors has made this decision to ensure it is able to meet its 2020 distribution commitments.

Resignation of CFO, Amy Vaughn

On June  9, 2020, the Company received a formal resignation from its Chief Investment Officer, Randle J. Bowling.  A replacement has not yet been identified.

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Item 2. Financial Statements

RAD DIVERSIFIED REIT, INC.

Notes that appear at the end of this section are applicable to this reporting period and to the prior year. There was no corresponding period from the prior year. For the sake of convenience, the Company includes financial statements from year end, 2019.

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RAD DIVERSIFIED REIT, INC.

BALANCE SHEET DECEMBER 31, 2019

ASSETS

Real estate assets, net of accumulated depreciation of $3,772 (Note 3)	$ 383,968
Cash on hand and in banks	205,422
Accounts receivable	1,161
Other receivables	32,474
Prepaid expenses	2,057
Escrows and acquisition deposits	153,000

Total assets	$ 778,082

 See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

BALANCE SHEET DECEMBER 31, 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable		$ 32,737
Related party payable (Note 4)		26,129
Prepaid rents		850
Other payables		115,000
Security deposits		3,050

Liabilities		177,766
COMMITMENTS AND CONTINGENCIES (Note 5)		-
Total liabilities		177,766

STOCKHOLDERS' EQUITY
Capital stock, $.001 par value, 100,000,000 shares authorized, 66,852 shares issued and outstanding	$ 67
Additional paid-in capital	668,453
Accumulated Deficit	(68,204)

Total stockholders' equity		600,316

Total liabilities and stockholders' equity		$ 778,082

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

BALANCE SHEET JUNE 30, 2020

ASSETS

Real estate assets, net of accumulated depreciation of $3,772 (Note 3)	$ 933,968
Cash on hand and in banks	45,229
Accounts receivable	146,452
Other receivables	4,665,573
Prepaid expenses	786
Escrows and acquisition deposits	128,000

Total assets	$ 5,920,008

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

BALANCE SHEET JUNE 30, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable		$ 18,028
Related party payable (Note 4)		444,677
Prepaid rents		850
Other payables		32
Security deposits		3,050

Liabilities		466,637
COMMITMENTS AND CONTINGENCIES (Note 5)		-
Total liabilities		466,637

STOCKHOLDERS' EQUITY
Capital stock, $.001 par value, 100,000,000 shares authorized, 503,465 shares issued and outstanding	$ 503
Additional paid-in capital	5,502,479
Accumulated Deficit	(49,611)

Total stockholders' equity		5,453,371

Total liabilities and stockholders' equiy		5,920,008

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING REVENUE	$ 67

OPERATING EXPENSES (Schedule 1)	84,887

Loss from operations	(68,202)

PROVISION FOR INCOME TAXES	-

Net Loss	$ (68,202)

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF OPERATIONS

FOR FISCAL YEAR 2020 AS OF JUNE 30, 2020

OPERATING REVENUE	319,176

OPERATING EXPENSES (Schedule 1)	300,583

Income from operations	18,593

PROVISION FOR INCOME TAXES	-

Net Profit	$ 18,593

See notes to financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock
	Shares	Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2019	100	$ -	$ 1,000	$ (2)	$ 998
Capital contribution	66,752	67	667,453	-	667,520
Net loss		-	-	(68,202)	(68,202)
Ending balance, December 31, 2019	66,852	$ 67	$ 668,453	$ (68,204)	$ 600,316

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF EQUITY

FOR THE FISCAL YEAR OF 2020 AS OF JUNE 30, 2020

	Common Stock
	Shares	Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, JANUARY 1, 2020	66,852	668,520.00	668,520.00	(68,203.48)	600,316.52
Capital Contributions	436,613	4,834,462.23	4,834,462.23		4,834,462.23
Net Profit / (Loss)				18,592.25	18,592.25

Ending Balance, JUNE 30, 2020	503,465	5,502,982.23	5,502,982.23	(49,611.23)	5,453,371.00

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$ (68,202)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	$ 3,772
Changes in operating assets and liabilities:
Accounts receivable	(1,161)
Other receivables	(32,474)
Related party receivable/payable	26,129
Prepaid expenses	(2,057)
Escrows and acquisition deposits	(153,000)
Accounts payable	32,737
Prepaid rents	850
Other payables	115,000
Security deposits	3,050	(7,154)
Net cash used in operating activities		(75,356)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of real estate assets	(387,740)
Net cash used in investing activities		(387,740)
CASH FLOWS FROM FINANCING ACTIVITIES Capital contribution	667,520
Net cash provided by financing activities		667,520
Net increase in cash		204,424
CASH ON HAND AND IN BANKS - JANUARY 1, 2019		998
CASH ON HAND AND IN BANKS - DECEMBER 31, 2019		$ 205,422

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF CASH FLOWS

FOR FISCAL YEAR 2020 AS OF JUNE 30, 2020

Total
OPERATING ACTIVITIES
Net Income	18,592.25
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	(106,390.50)
Deposits With Vendors	25,000.00
Deposits With Vendors:DDH Fund LP	0.00
Deposits With Vendors:DHI Fund LP	0.00
Deposits With Vendors:DHI Holdings LP	0.00
Notes Receivable: DDH Fund LP	(2,085,790.97)
Notes Receivable: DHI Fund LP	(1,531,184.81)
Notes Receivable:DHI Holdings LP	(1,048,597.07)
Prepaid Expenses:Prepaid Insurance	1,271.16
Accounts Payable (A/P)	282,444.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (4,463,247.59)
Net cash provided by operating activities	$ (4,444,655.34)
INVESTING ACTIVITIES
Investment Properties:Pennsylvania Properties:2120 W SPENCER ST	(130,000.00)
Investment Properties:Pennsylvania Properties:2737 W EYRE	(40,000.00)
Investment Properties:Pennsylvania Properties:4243 LEIDY	(40,000.00)
Investment Properties:Pennsylvania Properties:4509 20TH STREET	(50,000.00)
Investment Properties:Pennsylvania Properties:5056 SUMMER STREET	(50,000.00)
Investment Properties:Texas Properties:1318 BURNWOOD ST	(60,000.00)
Investment Properties:Texas Properties:19918 GREAT ELM DR. CYPRESS, TX	0.00
Investment Properties:Texas Properties:917 ALMOND	(180,000.00)

See notes to financial statements.

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RAD DIVERSIFIED REIT, INC.

STATEMENT OF CASH FLOWS

FOR FISCAL YEAR 2020 AS OF JUNE 30, 2020

(CONCLUDED)

Net cash provided by investing activities	$ (550,000.00)
FINANCING ACTIVITIES
Net cash provided by financing activities	$ 4,834,462.23
Net cash increase for period	$ (160,193.11)
Cash at beginning of period	205,422.16
Cash at end of period	$ 45,229.05

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RAD DIVERSIFIED REIT, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Note 1 - General

RAD Diversified REIT, Inc. (the "Company") was incorporated on May 11, 2017 in the State of Maryland. The Company's objective is to acquire and then reposition (if required), lease and manage income producing single- family residential, multi-family residential and mixed-use residential/commercial properties across primary and secondary markets throughout the United States. Initially, the Company will concentrate on acquiring a portfolio of properties in Pennsylvania, Texas, California and Florida, where the principals of management have significant investing and property management experience.

The Company's primary intent is to purchase single-family residential, multi-family residential and mixed-use residential/commercial properties at below-market-prices. Below-market-price purchases may be made at foreclosure auctions, Real-Estate-Owned property sales and tax-deed auctions.

Note 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statement. The financial statement and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statement.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. There were no cash equivalents as of December 31, 2019.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible. As of December 31, 2019, the Company had $0 in allowance for doubtful accounts.

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RAD DIVERSIFIED REIT, INC.

 NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Note 2 - Summary of Significant Accounting Policies (continued)

Income Properties, Real Estate and Depreciation

The Company depreciate buildings on a straight-line basis over estimated useful lives, generally 27.5 or 39 years depending on intended use of the property. The Company will capitalize all capital improvements associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. Although no development projects are currently in progress, the Company will capitalize costs incurred in connection with our development projects, interest incurred on borrowing obligations and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed into service and depreciation commences.

The Company charges maintenance and repair costs that do not extend an asset's useful life to expense as incurred.

The Company will periodically evaluate the net realizable value of its properties and provide a valuation allowance when it becomes probable there has been a permanent impairment of value.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefit will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Rental income from operating leases is recognized over the life of the lease agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management believes that the estimates utilized in preparing our financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are equal or approximate to their fair values due to the short-term maturity of those instruments.

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RAD DIVERSIFIED REIT, INC.

 NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company will elect to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Service Code beginning with the taxable year ended December 31, 2019. As a REIT, the Company generally is not subject to federal income tax on income that is distributed to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at the regular Corporation tax rate. The Company believes it is organized and will operate in such a manner as to qualify to be taxed as a REIT and intends to operate so as to remain qualified as a REIT for federal income tax purposes. Under the Internal Revenue Service Code, a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its shareholders. There are additional specific requirements which must be met in order to be qualified, such as organizational, income source and other requirements. Potentially significant monetary penalties, primarily keyed to taxable income, may be imposed on a REIT that fails to meet all relevant requirements.

The Company, in accordance with FASB ASC 740 Topic, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company's conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Recent Accounting Standards

Standards Adopted

ASU 2016-02, Leases (Topic 842). This standard amends existing lease accounting standards for both lessees and lessors. Lessees must classify most leases as either finance or operating leases. For lease contracts, or contracts with an embedded lease, with a duration of more than one year in which we are the lessee, the present value of future lease payments are recognized on our consolidated balance sheets as a right-of-use asset and a corresponding lease liability. Lessors Lease contracts currently classified as operating leases are accounted for similarly to prior guidance.

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RAD DIVERSIFIED REIT, INC.

 NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Note 2 - Summary of Significant Accounting Policies (continued)

However, lessors are required to account for each lease and non-lease component, such as common area maintenance or tenant service revenues, of a contract separately. In July 2018, the FASB issued 2018-11, Leases (Topic 842) - Targeted Improvements ("ASU 2018-11"), which provides lessors optional transition relief from implementing this aspect of ASU 2016-02 if the following criteria are met: (1) both components have the same timing and pattern of revenue and (2) if accounted for separately, both components would be classified as an operating lease.

Recent Accounting Standards

Also, under ASU 2016-02, only incremental costs or initial direct costs of executing a lease contract qualify for capitalization, while prior accounting standards allowed for the capitalization of indirect leasing costs.

We adopted the new standard as of January 1, 2019. The adoption of the new standard did not have a material impact on our financial statements.

Date of Management's Review

Management has evaluated subsequent events through April 12, 2020, the date on which the financial statements were available to be issued.

Note 3 - Real Estate Assets

Real estate assets at June 30, 2020 consists of the following:

Land	$ 119,744
Buildings	817,966
Less: accumulated depreciation	(3,772)
Real estate assets, net	$ 933,968

The depreciation expense of real estate assets was $0.00 for the financial year 2020 as of June 30, 2020.

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RAD DIVERSIFIED REIT, INC

. NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Note 4 - Certain Relationships and Related Transactions

One of the Company's current stockholders also controls the limited liability company, RAD Management, LLC. In a management agreement commencing with the first calendar quarter of 2018, RAD Management, LLC will perform the role of the Manager and advisor of the Company. The Manager will oversee day-to-day operations and make all investment decisions. The agreement shall remain in effect for 10 years, unless terminated early by mutual written consent. The agreement contains an asset management fee and a property management fee.

Asset Management Fee. Beginning in the first calendar quarter of 2018, RAD Management, LLC will receive a quarterly asset management fee, payable in arrears, equal to an annualized rate of 2.00% of the Company's combined net asset value.

Note 4 - Certain Relationships and Related Transactions (concluded)

Property Management Fee. The Company shall pay to Manager an annual property management fee, of 4.0% of the monthly gross revenue generated by all of the real estate assets. The Company shall pay the property management fee in arrears on a monthly basis with the arrear amount split into 12 equal payments.

The following summarizes expenses incurred with RAD Management, LLC as of  June 30, 2020.

Property management fees	$ 1,440
Asset management fees	12,425
Professional fees	67,382
Acquisition fees	8,000

As of June 30, 2020 the related party payable to RAD Management, LLC was $87,386

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Note 5 - Commitments and Contingencies

Legal

The Company, from time to time, could be involved in ordinary routine litigation incidental to the conduct of its business. The Company believes that no presently pending litigation matters are likely to have a material adverse effect on the Company's financial statements or results of operations, taken as a whole.

Note 6 - Concentration of Credit Risk

The Company maintains its cash balance at a bank located in Florida. These accounts are insured by the Federal Deposit Insurance Corporation up to a balance of $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of market, interest rate and credit risk may exist with respect to the Company's investments and its other assets and liabilities. Market risk is a potential loss the Company may incur as a result of changes in the fair value of its investments. The Company may also be subject to risk associated with concentrations of investments in geographic regions and industries. Interest rate risk includes the risk associated with changes in prevailing interest rates. Credit risk includes the possibility that a loss may occur from the failure of counterparties or issuers to make payments according to the terms of a contract.

The Company's investments are also subject to valuation and liquidity risk, financing risk, development financing risk and diversification risk.

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RAD DIVERSIFIED REIT, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Note 6 - Concentration of Credit Risk (concluded)

The real estate market is cyclical in nature. Investment values are affected by, among other things, the availability of capital, vacancy rates, rental rates, interest rates, and inflation rates. Determining real estate values involves many assumptions that may be subjective. As a result, amounts ultimately realized from the real estate investments may vary significantly from the estimates presented and the differences could be material to the financial statements.

Note 7 - Leases

Leasing as a Lessor - Future minimum rental income

As of June 30, 2020, non-cancelable operating leases provide for future minimum rental income from continuing operations as follows:

2020	$ 47,700
2021	39750
$ 87,450

Certain leases may be excluded as the terms are generally for one year or less. Rental income under most of these leases increase in future years based on agreed-upon percentages or in some instances, changes in the Consumer Price Index.

Note 8 - Cash Flow Information

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income tax during the period were as follows:

Interest $ -

Income tax $ -

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RAD DIVERSIFIED REIT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 9 - Subsequent Events

The Company evaluated its June 30, 2020 financial statements for subsequent events through the date the financial statements were issued. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which could potentially have a negative financial impact though such potential impact is unknown at this time.

SUPPLEMENTARY INFORMATION SCHEDULE 1 - OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2019

Total Acquisition Costs	$ 10
ACQUISITION FEES	$ 8,000
Advertising & Marketing	$ 6,838
AUCTION EXPENSES	$ 2,562
AUDIT FEES	$ 15,000
Bank Charges & Fees	$ 410
COMPUTER AND INTERNET EXPENSES	$ 28,070
Dues & subscriptions	$ 178
Legal & Professional	$ 134,462
Asset Management Fees	$ 12,425
Property Insurance	$ 1,271
Property Management Fees	$ 1,440
Property Taxes	$ 54
REPAIRS TO PROPERTIES	$ 4,475
REFERRAL FEES	$ 4,000
SHAREHOLDER GOODWILL	$ 445
Taxes & Licenses	$ 1,625
Utilities	$ 318
Total Expenses	$ 221,584

See independent auditor's report and accompanying notes to financial statements.

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Item 4. Exhibits

Please find Exhibits as enumerated below:

Exhibit 2A: Charter of Company

Exhibit 2B: Bylaws of Company

Exhibit 3: Stock Certificate of Company with Legend

Exhibit 4: Subscription Agreement

Exhibit 6C: Management Agreement

Exhibit 8: Escrow Agreement

Exhibit 10: Legality of Shares

Exhibit 16A: Subscription Agreement / Real Estate Purchase DHI Fund, LP

Exhibit 16B: Subscription Agreement / Real Estate Purchase DHI Holdings, LP

Exhibit 16C: Subscription Agreement / Real Estate Purchase DDH Fund, LP

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD Diversified REIT, Inc.

By: /s/ Brandon Mendenhall                        November 3, 2020

Brandon Mendenhall, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brandon Mendenhall	Chief Executive Officer, Acting Chief Financial Officer	November 3, 2020